United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Press Release
CVRD settles 2006 DR pellet prices with ARCELOR and NUCOR
Rio de Janeiro, June 7, 2006 — Companhia Vale do Rio Doce (CVRD), the world ´s largest iron ore and pellets producer, concluded the negotiations for the 2006 direct reduction (DR) pellets price with Acindar – Industria Argentina de Aceros SA, a subsidiary of Arcelor, the largest steelmaker in Europe and South America, and NU-Iron Unlimited (NU-iron), a subsidiary of Nucor Corporation, a leading North American steelmaker.
CVRD and Acindar agreed on a 3% price reduction for Tubarão DR pellets relatively to the 2005 price. At the same time, CVRD and NU-Iron agreed on a 3% price decrease for Tubarão and São Luís DR pellets.
CVRD reinforces its long-term commitment with its clients, investing a significant amount of resources, despite of rising investment costs, in the production and logistics of iron ore and pellets. CVRD capex budget for 2006 allocated US$ 2.1 billion to investments in the ferrous minerals division. Currently, CVRD is developing seven projects for iron ore and pellet production capacity expansion, which will come on stream between 2006 and 2008.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: June 7, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco Director of Investor Relations